GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East, Suite D

Norcross, Georgia 30092

August 3, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 19, 2016
File No. 000-22179

Dear Mr. Mancuso:

On behalf of Guided Therapeutics, Inc. (the “Company”), we present below our response to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 27, 2016 (the “Comment Letter”) concerning the above-referenced filing (such filing, the “2016 Proxy Statement”). For your convenience, we have set out the text of the comments from the Comment Letter, followed by our responses.

1.	Please show us how you reconcile your disclosure added in response to prior comments 1 and 5 with the transactions mentioned in Exhibit A of your letter to us dated July 7, 2016.

RESPONSE: Exhibit A to our letter dated July 7, 2016 (“Exhibit A”) details four changes to John E. Imhoff’s beneficial ownership of our common stock and three changes to Lynne Imhoff’s beneficial ownership of our common stock. Below is a reconciliation of each change to the disclosure added in response to prior Staff comments 1 and 5. As a preliminary matter, we note that John Imhoff and Lynne Imhoff are not related to or affiliated with each other; nor are they members of each others’ immediately family for purposes of Section 16 of the Exchange Act.

John E. Imhoff

Change #1 (acquisition of 18,932 shares of common stock issued as a dividend on shares of Series B preferred stock). Under Rule 16a-9(a), acquisitions resulting from stock dividends are exempt from Section 16 and therefore are neither reportable nor subject to Section 16(b). See Compliance and Disclosure Interpretations, Exchange Act Section 16 and Related Rules and Forms, Interp. 217.01 (May 23, 2007). The exemption is available even when the class of stock issued as a dividend is different from the class on which the dividend is declared. See Emergent Group, Inc. (April 6, 1992). Accordingly, Dr. Imhoff was not required to file a Form 4 reporting the change, and our disclosure in response to Staff common 1 did not mention this change. As the original issuance of Series B preferred stock to Dr. Imhoff was disclosed in 2013 (including disclosure regarding stock dividends), we did not mention this change in the S-K Item 404 disclosure in response to Staff comment 5, although we have added additional disclosure describing the dividend in the proxy statement filed with this letter.

Change #2 (acquisition of 10,243,200 shares issued as part of an exchange of Series C preferred stock for Series C1 preferred stock). Our disclosure in response to Staff comment 1 (page 3 of the 2016 Proxy Statement) includes mention of “the acquisition of shares of common stock and Series C1 preferred stock in exchange for his shares of Series C preferred stock.” The second paragraph of our disclosure in response to Staff comment 5 (page 12 of the 2016 Proxy Statement) describes this acquisition.

Change #3 (increase of 134,563,389 shares as a result of the operation of anti-dilution ratchet provisions, Series B exchange, and Series C exchange). Dr. Imhoff has never converted any of his shares of our convertible preferred stock, nor does he hold any of our outstanding convertible debt. Each notation of “conversion of convertible debt” in note 5 to Exhibit A represents a trigger of the anti-dilution ratchet provisions of our preferred stock caused by an issuance of shares to a third party (unaffiliated with Dr. Imhoff) upon that third party’s conversion of our convertible debt. As a result of those conversions, and through no action involving Dr. Imhoff, the number of shares of common stock underlying his shares of preferred stock increased, as detailed in note 5. But these are not transactions by Dr. Imhoff and therefore are not included in our disclosure in response to Staff comments 1 or 5. We mentioned Dr. Imhoff’s exchange of his shares of Series B preferred stock for Series C preferred stock in our disclosure in response to Staff comment 1 (“the exchange of his shares of Series B preferred stock for additional shares of Series C preferred stock”, page 3 of the 2016 Proxy Statement) and in the first paragraph of our disclosure in response to Staff comment 5 (page 12 of the 2016 Proxy Statement). We mentioned Dr. Imhoff’s exchange of his shares of Series C preferred stock for Series C1 preferred stock in our disclosure in response to Staff comment 1 (“the acquisition of shares of common stock and Series C1 preferred stock in exchange for his shares of Series C preferred stock”, page 3 of the 2016 Proxy Statement) and in the second paragraph of our disclosure in response to Staff comment 5 (page 12 of the 2016 Proxy Statement).

Change #4 (increase of 7,469,340 shares issuable upon exercise of warrants and warrant exchange). Dr. Imhoff has never exercised any of his warrants, nor does he hold any of our outstanding convertible debt. Each notation of “conversion of convertible debt” in note 6 to Exhibit A represents a trigger of the anti-dilution ratchet provisions of the warrants caused by an issuance of shares to a third party (unaffiliated with Dr. Imhoff) upon that third party’s conversion of our convertible debt. As a result of those conversions, and through no action involving Dr. Imhoff, the number of shares of common stock underlying his warrants increased, as detailed in note 6. But these are not transactions by Dr. Imhoff and therefore are not included in our disclosure in response to Staff comments 1 or 5. With regard to Dr. Imhoff’s agreement to exchange his Tranche B warrants for new warrants (contingent on a new financing), we have added additional S-K Item 404 disclosure in the revised proxy statement filed with this letter. However, as the exchange has not yet taken place (and may never take place), Dr. Imhoff had no reportable transaction under Section 16, and therefore we have not mentioned the potential exchange in response to Staff comment 1.

Lynne Imhoff

In the proxy statement filed with this letter, we have amended our disclosure regarding beneficial ownership reporting compliance to include Ms. Imhoff’s failure to file Section 16 reports upon becoming a 10% holder and upon subsequent reportable transactions. In addition, we have amended our disclosure regarding transactions with related persons to include Ms. Imhoff’s reportable transactions. We note that we applied the same principles described above with regard to John Imhoff to Ms. Imhoff, who also holds none of our convertible debt.

Section 16(a) Beneficial Ownership Reporting Compliance, page 3

2.	We note your response to prior comment 1. Please reconcile the name of your director disclosed here with the name disclosed in the share ownership table.

RESPONSE: In response to the Staff’s comment, in the proxy statement filed with this letter, we corrected the scrivener’s error in the name of the director identified.

Share Ownership, page 3

3.	Please reconcile the conversion cap mentioned in your response to prior comment 3 with Exhibit A of your letter to us dated July 7, 2016 which appears to reflect conversions in excess of the cap. Also, please tell us the number of common shares underlying outstanding debt and other securities held by the stockholders named in the first two rows of your table on page 3, excluding the effect of any conversion caps; include in your response (1) the title of the outstanding convertible or exercisable security, (2) the percentage of that class of security held by each of the stockholders named in the first two rows of the table on page 3, and (3) whether the securities that you are “contractually obligated” to issue will be issued to either of the stockholders named in the first two rows of the table on page 3.

RESPONSE: As detailed in response to Staff comment 1 above, none of the conversions of convertible debt reflected in Exhibit A involved John Imhoff or Lynne Imhoff, neither of whom hold any of our outstanding convertible debt. The shares listed under the column “Underlying Shares of Common Stock Issuable Upon Conversion” in notes 5, 6, 10, and 11 of Exhibit A reflect running totals of shares underlying convertible securities held by John Imhoff or Lynne Imhoff, not shares of common stock actually issued to them. Increases in the running totals in those instances were due to the operation of anti-dilution ratchet provisions of the preferred stock, triggered when third parties converted our convertible debt at prices below the conversion price of the preferred stock. Thus none of those running-total share amounts reflect issuances in excess of the conversion caps applicable to those securities (or any other of the Company’s securities). Moreover, the securities referred to in Staff comment 3 that we are “contractually obligated” to issue are to an investor not affiliated with either John Imhoff or Lynne Imhoff.

4.	Please tell us the reasons for the revisions to the disclosed beneficial ownership of common stock in the first two rows of the table. Ensure that your disclosure is current and consistent with Rule 13d-3.

RESPONSE: In response to the Staff’s comment, in the proxy statement filed with this letter, we have revised the beneficial ownership table in response to Staff comment 2 to be current and consistent with Rule 13d-3. As the Staff has requested, we have updated the beneficial ownership table to be as of the most recent practicable date (August 1, 2016). As a result, the beneficial ownership numbers reported for John Imhoff and Lynne Imhoff reflect increases due to subsequent conversions of our convertible securities by third parties unaffiliated with either of them, similar to the conversions described in our response to Staff comment 1.

Related Persons Transactions, page 12

5.	Please tell us why your disclosure added in this section does not describe the agreement to roll over the Series C1 Preferred Stock into the next financing as mentioned in your Form 8-K filed May 3, 2016.

RESPONSE: In response to the Staff’s comment, in the proxy statement filed with this letter, we have added disclosure regarding the agreement to roll over the Series C1 preferred stock into our next financing.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Cc:  Heith D. Rodman